Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 6, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Ltd. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

This is to inform that the Nomination, Governance and Compensation Committee of the Board of Directors of the Company at its meeting held on May 6, 2024, has approved the grant of stock options to the eligible employees under the Employees Stock Option Schemes of the Company:

Sl. No.	Type of Option(s)	Number of options granted	Value	Exercise Price per share	ESOP Scheme
1	Indian Stock Options	*1,37,160	Fair Market Value	Rs. 6,350/-	Dr. Reddy’s Employees Stock Option Scheme, 2018
#3,210
2	American Depository Receipts (ADRs) Stock Options	*54,462	Fair Market Value	Rs. 6,350/-	Dr. Reddy's Employees ADR Stock Option Scheme, 2007

*100% vesting at the end of 3 years. #Equally graded vesting in 3 years.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K. Randhir Singh

Company Secretary, Compliance Officer & Head-CSR